Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2010

Pre-tax loss from continuing operations	$(41,046)

Income from equity investees	77
Fixed charges	25,770
Total earnings	$(15,353)

Interest expense (1)	$5,529
Estimated interest within rent expense (2)	20,241
Total fixed charges	$25,770

Ratio of earnings to fixed charges	—

Deficiency of earnings available to cover fixed charges	$(41,123)

(1)       Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)       Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.